EXHIBIT 99.1

Precision Drilling Corporation 2025 Second Quarter Results Conference Call and Webcast

CALGARY, Alberta, July 02, 2025 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (Precision) intends to release its 2025 second quarter results after the market closes on Tuesday, July 29, 2025, and has scheduled a conference call to begin at 11:00 a.m. MT (1:00 p.m. ET) on the next day, Wednesday, July 30, 2025.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register-conf.media-server.com/register/BI9c97a8ad554c49e8a59d76dca08d3900

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/2htkxz4p

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com